Filed by Focus Enhancements, Inc.
                                      Pursuant to Rule 425 of the Securities Act
                                           of 1933, as amended, and deemed filed
                                          pursuant to Rule 14d-2 and Rule 14a-12
                                            under the Securities Exchange Act of
                                                                1934, as amended

FOCUS LOGO

FOCUS Enhancements, Inc. o 1370 Dell Ave. o Campbell, CA 95008 o (408) 866 8300

Investor Relations Contacts:
Kirsten Chapman/Brendan Lahiff
Lippert/Heilshorn & Associates
(415) 433-3777
kirsten@lhai-sf.com

CAMPBELL, CA.--Feb. 12, 2004-- FOCUS Enhancements, Inc. (NASDAQ SC: FCSE), announced Brett Moyer, president and CEO, and David Parish, Visual Circuits' CEO, will present at the Roth Capital Partners 16th Annual Growth Stock
Conference at 12:30 pm PT on Feb. 18, 2004. A webcast will be available at www.focusinfo.com.

FOCUS Enhancements, headquartered in Campbell, CA, is a leading designer of advanced, proprietary video technology for the rapidly converging computer and television industries. The company designs, develops, and markets video solutions in two distinct markets: advanced proprietary video conversion integrated circuits and affordable, high quality, digital video conversion and production equipment. Products are sold globally to original equipment manufacturers and through resellers to the broadcast, education, industrial, presentation, video production and home-theater markets.

Highlights

o The company is pursuing development opportunities in Ultra Wideband (UWB) applications for wireless video entertainment.

o The company recently announced its intent to acquire Visual Circuits Corporation and COMO Computer & Motion GmbH to expand the range of the digital media workflow - from capture, conversion and creation to content management, storage and presentation.

FOCUS Enhancements intends to file a registration statement on Form S-4 in connection with the proposed acquisition of substantially all of the assets and assumption of specified liabilities of Visual Circuits and Visual Circuits intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of are urged to read the documents when they become available. Upon filing, free copies may obtained at the SEC's website at www.sec.gov or the FOCUS Enhancements' website at http://www.focusinfo.com. The companies' executive officers and directors may be deemed to


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be participants in the  solicitation of proxies from the  stockholders of Visual
Circuits in favor of the transaction. Information regarding Focus' executive officers and directors is contained in Focus' Form 10-K for the year ended December 31, 2002 and its proxy statement dated November 5, 2003, both of which are filed with the SEC.

In addition, FOCUS Enhancements files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. The reports, statements and other information filed by Focus Enhancements with the SEC are also available for free at the SEC's website at www.sec.gov. Free copies of these reports, statements and other information may also be obtained from FOCUS Enhancements.

About the Roth Capital Partners 16th Annual Growth Stock Conference

This annual event is the largest in the nation for emerging growth companies. It provides a concentrated forum where Institutional Investors can meet the executives of growth companies hand picked by Roth Capital's research team. The conference will highlight approximately 225 companies from industry groups including Health Care, Consumer Products, Technology and Financial Services. This year, as a result of numerous client requests, Roth has extended the conference to three working days, including a Discovery Day, which will highlight companies "undiscovered" by Wall Street. For more information about the conference visit http://www.apgweb.com/roth/danapoint/.


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